NAME OF REGISTRANT: VERTEX PHARMACEUTICALS INC.
NAME OF PERSON RELYING ON EXEMPTION: FRIENDS FIDUCIARY CORPORATION
ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 MARKET STREET, SUITE 1535, PHILADELPHIA, PA 19103

April 29, 2021

To Vertex Shareholders:

Friends Fiduciary Corporation seeks your support FOR Proposal 4 at the stockholder meeting on May 19, 2021.

The proposal asks Vertex to prepare an annual report on its lobbying.

Resolved, the shareholders of Vertex request the preparation of a report, updated annually, disclosing:

1.     Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.     Payments by Vertex used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.     Vertex’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.     Description of management’s and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Vertex is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Vertex’s website.

Rationale to vote FOR the Proposal
and Rebuttal to Company’s Opposition Statement

As investors we believe transparency and accountability in corporate spending to influence legislation and regulation are in the best interests of Vertex stockholders. Our aim is not to keep the Company from spending, but to ensure sufficient transparency for shareholders to be able to evaluate these significant costs, as well as to ensure sufficient internal accountability to safeguard the alignment of spending with Company mission, values, and ethics. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Vertex’s reputation to the detriment of shareholder value. In this letter, we will show support for this proposal is warranted because:

SUMMARY OF RATIONALE

•	Company reputation is an important component of shareholder value;

•	Vertex’s current disclosures are inadequate;

•	Indirect lobbying through trade associations and social welfare groups presents unknown risks;

•	Vertex could easily provide shareholders the lobbying disclosures requested in this proposal; and

•	Investors are asking for lobbying transparency to better understand risks

I.	Company Reputation is an Important Component of Shareholder Value

Vertex’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage and therefore potential negative impacts on shareholder value. Heightened scrutiny of corporate spending on lobbying and other political expenditures potentially exposes companies to increased reputational risk, particularly if sufficient oversight and controls are lacking.

According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.1 The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”2 Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.3

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1 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894

2 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

3 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

A 2014 Deloitte survey found 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.4 Clearly, corporate reputation has significant impact on shareholder value.

Vertex Needs to Commit to Lobbying and Dark Money Transparency in the Wake of the Capitol Insurrection

In the wake of the Capital riots, transparency and accountability of corporate lobbying activities and expenditures are especially important.

After January 6, Vertex stopped PAC contributions to politicians who voted against election certification.5 This pause in contributions indicates the Company recognizes potential risk in its political activities. But the question remains whether the short-term change that Vertex, and other companies, made in response was simply an emergency measure to attempt to repair reputational damage, or whether more lasting action is needed to mitigate risks to the company.6 Increasingly, investors are asking companies to commit to greater corporate political responsibility by disclosing their lobbying, including all dark money payments to third-party groups that use that money to influence policy.7

As part of its Code of Conduct, Vertex CEO and President Reshma Kewalramani, M.D. states “Our culture of high ethical standards and integrity is one of the key components to our success and each Vertexian is responsible for upholding and demonstrating ethics and integrity in our work every day.”8 The Code also notes that “national, state and local lobbying regulations are complicated and could apply in a number of different contexts, including meetings with government-run agencies.” As investors, we believe Vertex could show its commitment to high ethical standards, integrity and lawfulness by disclosing its lobbying to stockholders, including all its third-party spending to influence public policy.

Vertex’s failure to commit to disclosure of its third-party spending to influence public policy subjects our Company to unknown reputational risks. We believe Vertex needs to commit to corporate political responsibility by increasing its lobbying disclosure, including all its third- party spending to influence public policy.

II.	Vertex’s Current Disclosures are Inadequate

Vertex has a broad lobbying footprint and the Company’s spending information is difficult to obtain, limited, and is not consolidated. Yet, our Company does not provide investors a central and comprehensive source where they can learn relevant corporate spending on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of or align with the Company’s strategy and investor interests.

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4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf

5 https://qz.com/1957757/sp-500-companies-that-changed-their-political-donation-policies/.

6 https://www.newyorker.com/business/currency/corporate-america-reckons-with-its-role-enabling-trump.

7 https://www.iccr.org/wake-jan-6-investors-call-companies-re-evaluate-whether-corporate-political-spending-companys-or

8 https://www.vrtx.com/sites/default/files/Vertex%20-%20Code%20of%20Conduct-%20Updated%202020_060420_v1.pdf

At the Federal level, Vertex spent $15,600,000 on federal lobbying from 2010-2020, and $1,700,000 in 2020. Yet Vertex fails to disclose these amounts to shareholders as requested.

Vertex’s state-level lobbying spending is also significant. In 2019, Vertex had as many as 136 lobbyists registered to lobby in at least 38 states.9 According to Vertex, this may be as many as 48 states.

Vertex now includes links to state websites where such information can be found. However, giving 48 links to state databases means shareholders must work their way through dozens of state-level disclosures – what has been described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information for many states’ websites.10 In California, Vertex spent $151,007 on lobbying in 2020.11 Florida's website was not easy to navigate to find Vertex’s spending information,12 although Vertex reportedly spent between $10,000 and $20,000 for legislative work over a three-month span in 2020.13 Looking at North Carolina’s website,14 we found $62,001 in lobbying for 2019 in a compilation report, and seven lobbyist reports for 2020. The seven lobbyists led to pages with different reports. We were unable to determine what Vertex spent in North Carolina in 2020. Looking at Pennsylvania’s website15 we could not find what Vertex spent on lobbying. In Texas,16 Vertex spent between $50,000 to $99,999.99 on lobbying for 2020.17 In analyzing six of the state websites Vertex provides links to, we were only able to find 2020 lobbying spending in California.

Another limitation is Vertex’s failure to provide information for previous years. For example, disclosure for its 2019 trade associations is not on its website.

III.	Indirect Lobbying though Trade Associations and Social Welfare Groups Presents Unknown Risks

While corporate donations to politicians and traditional PACs have strict limits, corporate payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions. This means that companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity. This is frequently referred to as dark money spending. The dark money scandal at FirstEnergy illustrates why investors need disclosure of social welfare group spending to prevent reputational, regulatory and financial damage. FirstEnergy is under investigation for allegedly funneling $60 million through a dark money 501(c)(4) group called Generation Now that was used for bribery in Ohio.18 In 2018, FirstEnergy had agreed to disclose its trade association lobbying payments but failed to include its payments to 501(c)(4)s, leaving a loophole and blind-spot FirstEnergy allegedly used to make over $60 million in undisclosed dark money payments.

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9 https://www.followthemoney.org/entity-details?eid=10653536.

10 “Wal-Mart Improves Lobbying Disclosure after Stockholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-stockholder-push-idUSKBN0NY0AH20150513.

11 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1325344&session=2019.

12 https://floridalobbyist.gov/.

13 https://floridapolitics.com/archives/383324-lobbying-compensation-buchanan-ingersoll-rooney-earns-370k-in-q3/.

14 https://www.sosnc.gov/divisions/lobbying.

15 https://www.dos.pa.gov/OtherServices/LobbyingDisclosure/Pages/default.aspx.

16 https://www.ethics.state.tx.us/search/lobby/loblistsREG2016-2020.php

17 https://www.ethics.state.tx.us/data/search/lobby/2020/2020LobbyGroupByClient.pdf

18 https://www.energyandpolicy.org/firstenergy-service-company/.

Undisclosed Grassroots Lobbying and Astroturf Campaigns Present Risk

It is also unclear whether our company is disclosing all third-party grassroots lobbying payments. Payments to third-party groups can be used for undisclosed grassroots lobbying. Grassroots lobbying does not get reported at the federal level under the Lobbying Disclosure Act, and disclosure is uneven or absent in states. The problem for investors is that paid grassroots organizing is hidden from public view because the work is not covered by the Lobbying Disclosure Act, even though it is part of an effort to influence legislation and public policy.19

In addition, these undisclosed amounts may be more than double what is being reported. According to a 2019 study, trade associations and social welfare groups spent $535 million on lobbying in 2017 and as much as another $675 million on unregulated efforts to influence public policy.20 The $675 million that did not qualify as federal lobbying includes many staples of modern influence campaigns, such as strategic consulting, broadcast advertising, media relations, social media posts, and polling — or even the financing of astroturf campaigns. This highlights a large unknown risk for investors. How much is our company spending on undisclosed grassroots lobbying efforts?

Vertex Doesn’t Disclose All Payments to Trade Associations

Vertex now discloses its 2020 memberships in four U.S. trade associations they paid $25,000 or more to, as well as the amount of these payments that were not deductible. Vertex does not disclose its total payments to these trade associations. These four trade associations, Biotechnology Innovation Organization, California Life Sciences Association, Texas Healthcare and Bioscience Institute and Massachusetts Biotechnology Council, spent $13,193,000 on federal lobbying. California Life Sciences Association also lobbies at the state level, spending $403,474 on lobbing in California for 2020. The Texas Healthcare and Bioscience Institute did not lobby at the federal level but spent between $50,000 to $99,999.99 on lobbying in Texas for 2020.

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19 https://www.rollcall.com/2013/03/21/grass-roots-lobbying-tactics-evade-public-eye/.

20 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

This disclosure fails to capture many of Vertex’s trade associations, including the Healthcare Distribution Alliance, which spent $1,270,147 on federal lobbying for 2020.21 Vertex’s disclosure also fails to capture its memberships in Biocom California, BioFlorida, Bio Utah, Colorado Bioscience Association, Life Sciences Pennsylvania, Life Science Tennessee, Maryland Technology Council, the North Carolina Biosciences Organization (NCBIO), the State Government Affairs Council and the Transported Asset Protection Association.22

Big Pharma Wages Stealth Wars - Vertex Doesn’t Disclose Social Welfare Organization Spending (AKA Dark Money), and It Should

Vertex also fails to disclose its involvement with 501(c)(4) social welfare organizations, including all payments used for lobbying, as requested by the proposal. Social welfare groups can engage in lobbying. Proponents are asking Vertex to illustrate its commitment to corporate political responsibility by disclosing all payments to third-party groups that use our Company’s money to influence policy (‘dark money payments’). Without such disclosure, investors are left lacking key information to assess the risks of the political impacts and activities of their investments.

There are multiple examples of pharmaceutical industry’s involvement in “phony grassroots” campaigns which solicit criticism from outside groups, some of which it finances or staffs, to create the impression of a broad-based support for positions.

Vertex is a member of Alliance for Regenerative Medicine (ARM),23 a social welfare group that describes itself as “the leading international advocacy organization dedicated to realizing the promise of regenerative medicines and advanced therapies.” ARM spent $200,000 on federal lobbying for 2020; ARM also lobbies internationally, reportedly spending between €400,000 – €499,999 on lobbying in Europe for 2019. Vertex is also a member of the Alliance for a Stronger FDA,24 which spent $260,000 on federal lobbying in 2020.

Vertex is also a member of the Alliance for Patient Access (AfPA),25 a 501(c)(4) welfare group that engages in lobbying. AfPA has been described as a nonprofit with a “consumer-friendly vibe that pushes drug-makers’ message.”26 Its money comes from more than three dozen associate members and financial supporters, which include several of the largest pharmaceutical companies. AfPA’s patient-focused advocacy reportedly27 has included:

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21 Healthcare Distribution Alliance 2020 Federal Lobbying: $1,270,147 (https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2020&id=D000051711);Vertex is a member of the Pharmaceutical Cargo Security Coalition, which is part of HDA (https://www.hdapcsc.org/membership/member-organizations); Vertex lists engaging with HDA in its 2020 Corporate Social Responsibility Report (https://www.vrtx.com/sites/default/files/CR2020.pdf), websites accessed April 22, 2021.

22 Biocom California: https://www.biocom.org/member-directory/, BioFlorida: https://cdn.ymaws.com/www.bioflorida.com/resource/resmgr/biofloridabrochure_2019-20.pdf, Bio Utah: https://bioutah.org/sponsors-and-partners/, Colorado Bioscience Association: https://cobioscience.com/member-center/member-directory-companies/, Life Sciences Pennsylvania: https://lifesciencespa.org/membership/member-directory/, Life Science Tennessee: https://www.lifesciencetn.org/board-of-directors/, Maryland Technology Council: https://members.mdtechcouncil.com/mtcdirectory/FindStartsWith?term=%23%21, the North Carolina Biosciences Organization (NCBIO): https://www.ncbioscience.net/list/search?q=all&o=alpha, the State Government Affairs Council: https://www.sgac.org/member-resources.html, and the Transported Asset Protection Association: https://www.tapaonline.org/company-members.

23 https://alliancerm.org/members/members-and-profiles/.

24 https://strengthenfda.org/members/.

25 https://admin.allianceforpatientaccess.org/wp-content/uploads/2020/02/AfPADonorsJanuary2020-1.pdf.

26 https://apnews.com/article/7c8d0728c38345cd8dfc0fe1abd456ae.

27 https://www.healthnewsreview.org/2017/10/non-profit-alliance-patient-access-uses-journalists-politicians-push-big-pharmas-agenda/.

•	Running ads pressuring Congress to oppose value-based purchasing for Medicare Part B drugs,
•	Issuing white papers pushing back against opioid-prescribing restrictions,
•	Making a video endorsing legislation that would block health plan policies that encourage patients to try the most cost-effective drug therapies first,
•	Conducting a policy forum that raised questions about the safety and efficacy of generic versions of biologic drugs,
•	Comparing coinsurance for high-end cancer drugs to “rationing,”
•	Using social media to promote co-pay coupons that reduce patient cost-sharing, and
•	Issuing news releases that attack insurance payment denials of very expensive, marginally effective cholesterol-lowering medications as “dangerous.”

Vertex’s Trade Associations also Give Millions to 501c4 Groups that Lobby

BIO and AfPA are members of the Partnership to Improve Patient Care28, which is a group run lobbying and public relations firm that counts nearly a dozen drug-makers as clients. The Partnership was reportedly part of a stealth campaign to undermine the credibility of influential drug-pricing research organization through proxies, including veterans’ groups and organizations that claim to advocate for patients but have ties to the pharmaceutical industry.29

Lobbying Misalignments and Reputational Risk

We understand that supporting trade associations and other non-profit organizations serve a useful business purpose. However, Vertex’s lack of public disclosure risks damage to its already precarious reputation. It has drawn significant negative attention for its pricing of its cystic fibrosis drugs,30 as well as for its lobbying on drug pricing at the state level.31

Vertex’s third-party memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of these groups contradicts Vertex’s public position. For example, Vertex's undisclosed membership in the Alliance for Patient Access (AfPA) poses reputational risks on drug pricing and opioids. As noted, the AfPA has been described as a non-profit pharmaceutical industry front group established to oppose drug price limits.32 Moreover, AfPA has attracted negative scrutiny for its role in passing legislation that weakened the Drug Enforcement Administration’s ability to stop suspicious drug shipments by drug distributors, thereby exacerbating the opioid crisis which has killed tens of thousands of Americans.33

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28 http://www.pipcpatients.org/pipc-member-list.html.

29 https://www.reuters.com/article/us-usa-drugpricing-lobbying-special-repo-idUSKBN2621IQ.

30 Robert Weisman, “Doctors challenge Vertex over high price of cystic fibrosis drug”, July 20, 2015, The Boston Globe, http://www.bostonglobe.com/business/2015/07/20/researcher-and-group-doctors-challenge-vertex-price-new-cystic-fibrosis-drug/d5PZMlj6T6uzq0usm2xLEL/story.html.

31 Editorial Board, “When a flawed remedy to drug prices looks better than none at all”, The Sacramento Bee, August 12, 2016, http://www.sacbee.com/opinion/editorials/article95444077.html.

32 https://www.healthnewsreview.org/2017/10/non-profit-alliance-patient-access-uses-journalists-politicians-push-big-pharmas-agenda/

33 https://theintercept.com/2017/10/22/opioid-lobbyist-left-a-digital-fingerprint-on-a-campaign-by-patient-advocates/.

Pharmaceutical companies, including Vertex, have also come under scrutiny for their payments made to 501(c)(3) patient advocacy groups which engage in lobbying.34 These often murky relationships can pose reputational risks for the company35 and can also blur the line between lobbying and patient advocacy.36 Vertex funds international patient advocacy groups lobbying the government to adopt the company’s drugs.37

As shareholders, we would like to know how Vertex’s board is evaluating these trade association and social welfare group memberships and payments used for lobbying, as well as the potential reputational risks posed by such associations.

IV.	Vertex Could Easily Provide Shareholders the Lobbying Disclosures Requested in this Proposal

The Company’s Statement in Opposition to Stockholder Proposal states that “our board believes that the proposal’s additional detailed reporting obligation would be duplicative of existing disclosures and would impose an unnecessary administrative burden and expense on the company when sufficient meaningful disclosure already exists.”

However, as we have demonstrated, Vertex is failing to provide investors what the proposal is asking for, therefore it is not “duplicative.” Vertex’s existing practices fail to provide a unified disclosure report to shareholders capturing its federal and state lobbying payments, including all indirect lobbying through its trade associations and social welfare groups.

Vertex has this information readily available and could easily provide it to shareholders in a single report at minimal expense.

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34 Emily Kopp, Elizabeth Lucas, and Sydney Lupkin, “Patient Advocacy Groups Take In Millions From Drugmakers. Is There A Payback?” Kaiser Health News, April 6, 2018, https://khn.org/news/patient-advocacy-groups-take-in-millions-from-drugmakers-is-there-a-payback/.

35 Martin Levine, “A Culture of Conflicts in Funding of Patient Advocacy Nonprofits,” Nonprofit Quarterly, December 8, 2016, https://nonprofitquarterly.org/2016/12/08/culture-conflicts-funding-patient-advocacy-nonprofits/.

36 Sydney Lupkin, Elizabeth Lucas, Victoria Knight, “Big Pharma Gave Money to Patient Advocacy Groups Opposing Medicare Changes,” Kaiser Health News, https://khn.org/news/big-pharma-gave-money-to-patient-advocacy-groups-opposing-medicare-changes/.

37 The Cystic Fibrosis Trust was active in campaigning UK lawmakers to approve Vertex’s drug while also receives funding from Vertex. See: Chris Riches and Jan Risley, “Cystic fibrosis scandal: MPs told to fight for life-saving drugs on NHS,” Express, April 23, 2019, https://www.express.co.uk/news/uk/1117793/cystic-fibrosis-drugs-vertex-nhs-mps, and Cystic Fibrosis Trust, Impact Report 2017/18, https://www.cysticfibrosis.org.uk/the-work-we-do/about-us/annual-review-and-accounts, p 19.

V.	Investors Are Asking for Lobbying Transparency to Better Understand Risks

The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.38 In 2018, the Principles for Responsible Investment (PRI) launched a guide on corporate lobbying on climate issues to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company positions.39

The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.40

Lobbying Transparency: What Gets Disclosed Gets Managed

Clear policies and board oversight – coupled with disclosures to shareholders, would help mitigate risks and provide greater transparency and accountability allowing investors to assess potential risks and whether sufficient safeguards are in place to protect our Company’s interests as well as the interest of shareholders.

The well-documented reputational risks of Vertex’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

Based on the above Rationale, we believe that Vertex’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Proposal 4, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Jeffery Perkins

Executive Director

Friends Fiduciary Corporation

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary Corporation is not able to vote your proxies, nor does this communication contemplate such an event. Friends Fiduciary Corporation urges shareholders to vote for Proposal 4 following the instructions provided on management’s proxy mailing.

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38 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf.

39 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf.

40 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm.